January 30, 2007
REGI U.S., INC. / REG TECHNOLOGIES INC. RADMAX™ PRODUCT DEVELOPMENT STATUS

For Immediate Release: January 30, 2007. Vancouver, BC - REGI U.S., Inc. (OTC BB: RGUS, Frankfurt Stock Exchange: RGJ) and Reg Technologies, Inc. (TSX Venture Exchange: RRE, OTC BB: REGRF) today announced the following RadMax™ product development status:

  RadMax™ 125 hp engine design is currently being evaluated through computer modeling to determine mechanical, rotational and thermal stress; analysis contact forces; and engine resonant frequencies.
  42 horsepower RadMax™ engine and compressor prototypes designed and concept tested.
  RadMax™125 hp engine and pump prototypes designed and concept currently in testing stage.
  RadMax™ 125 hp engine design is currently being scaled to produce other sizes of the engine.

Next testing steps include:

Construction of demonstration prototypes of RadMax™ pump and compressor configurations.
Computer tests using advanced software for tests of RadMax™ 125 hp engine to determine and document:
o	Validation of computer modeling
o	Engine durability and performance benchmarks
o	Engine seals performance
o	Engine materials performance and material selection for durability
o	Auxiliary engine systems (fuel, cooling, electrical, etc.) requirements.
After completion of computer analysis, build working model prototype of RadMax™ engines for end users and potential licensees.

ABOUT REGI U.S., INC. AND REG TECHNOLOGIES INC.
REGI U.S., Inc. owns the U.S. rights to the Rand Cam™ / RadMax™ rotary technology, that can be used as an engine, a pump, and also, as a compressor, with only two moving parts; the vanes (up to 12) and the rotor, compared to the 40 moving parts in a simple four-stroke engine per revolution. This revolutionary design makes it possible to produce a total of 24 continuous power impulses, based on 12 vanes, that is vibration-free and extremely quiet. The Rand Cam™ / RadMax™ engine also has multi-fuel capabilities and is able to operate using fuels including gasoline, natural gas, hydrogen, propane and diesel. Reg Technologies Inc., and REGI U.S., Inc., are in the process of testing a Rand Cam™ / RadMax™ pump, compressor and a diesel engine for a generator application for hybrid electric cars and for unmanned aerial applications for the U.S. military. For more information, please visit www.regtech.com.

ON BEHALF OF THE BOARD OF DIRECTORS

"John Robertson"

John Robertson
President

Contacts: REGI U.S., Inc
John Robertson, 1-800-665-4616

Forward-Looking Statements: The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Statements in this press release regarding Reg Technologies/REGI's business which are not historical facts are "forward-looking statements" that involve risks and uncertainties, including the impact of competitive products and pricing, the need to raise additional capital, uncertain markets for the Company's products and services, the Company's dependence on third parties and licensing/service supply agreements, and the ability of competitors to license the same technologies as the Company or develop or license other functionally equivalent technologies.